GLACIER BANCORP, INC.

March 14, 2025

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Robert Arzonetti

Re:	Glacier Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-285388
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Glacier Bancorp, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4 filed on February 27, 2025 (File No. 333-2385388), as amended by Form S-4/A filed on March 14, 2025 (the “Registration Statement”), so that the Registration Statement shall become effective at 5:00 p.m. Eastern Time on March 14, 2025, or as soon as possible thereafter.

We would appreciate notification by telephone of the effective date of the Registration Statement and confirmation of such effectiveness in writing.

If you should have any questions about the foregoing request, please contact our counsel, Mr. David G. Post of Miller Nash LLP at (503) 224-5858, or the undersigned at (406) 751-4722. Thank you for your cooperation in this matter.

Very truly yours,

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler
President and Chief Executive Officer

cc: David G. Post, Miller Nash LLP